UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                               Amendment No. 1 to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Tetra Tech, Inc.
                                (Name of Issuer)


                    Common Stock ($0.01 par value per share)
                         (Title of Class of Securities)


                                   881-62G-103
                                 (CUSIP Number)


                                Daniel A. Whalen
                               5866 Ostrander Road
                                Oakland, CA 94618
                                  510-283-7700
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 22, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: | |

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                                Page 1 of 6 Pages

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(1)  NAME OF REPORTING PERSON:  Daniel A. Whalen

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   468-5636-37

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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)      | |
                                                                    (b)      | |
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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS*
     OO

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(5)  CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            | |

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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     NUMBER OF             (7)      SOLE VOTING POWER
      SHARES                                 None
                      ----------------------------------------------------------
   BENEFICIALLY            (8)      SHARED VOTING POWER
     OWNED BY                                3,639,795
                      ----------------------------------------------------------
       EACH                (9)      SOLE DISPOSITIVE POWER
    REPORTING                                None
                      ----------------------------------------------------------
      PERSON               (10)     SHARED DISPOSITIVE POWER
       WITH                                  3,639,795
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,639,795

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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* | |


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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.3%

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(14)  TYPE OF REPORTING PERSON*

      IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

       Item 1. Security and Issuer

       This Amendment No. 1 amends and supplements the statement on Schedule 13D dated June 23, 1997 (the "Statement") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Tetra Tech, Inc., a Delaware corporation (the "Issuer") beneficially owned by Daniel A. Whalen. The address of the principal executive offices of the Issuer is 670 North Rosemead Boulevard, Pasadena, California 91107.

       Included in this Statement were the shares of Series A preferred stock, par value $0.01 per share (the "Preferred Stock"), of the Issuer beneficially owned by Daniel A. Whalen. Each share of Preferred Stock was automatically converted into one share of Common Stock upon the filing of an amendment to the Certificate of Incorporation of the Issuer that increased the number of authorized shares of Common Stock to an amount sufficient to convert all of the then-outstanding shares of Preferred Stock (the "Amendment"). The Issuer obtained the stockholder approval necessary for the Amendment and filed the Amendment on October 28, 1997. The Issuer declared a five-for-four stock split to its stockholders of record on November 14, 1997, payable on December 1, 1997 (the "Stock Split"). The stock split was accomplished by paying a 25% stock dividend.

       Item 2. Identity and Background

       (a)    Daniel A. Whalen (the "Reporting Person")

       (b)    Address: 5866 Ostrander Road, Oakland, California 94618

       (c) President and Chief Executive Officer of Whalen & Company, Inc. ("WhalenCo") and Whalen Service Corps Inc. ("Whalen Service," and together with WhalenCo, the "Whalen Companies"), with offices located at 3675 Mt. Diablo Boulevard, Suite 360, Lafayette, California 94549. The Whalen Companies assist their clients in the acquisition of sites for wireless telecommunications facilities. The Reporting Person is also the Executive Vice President - Telecommunications and a director of the Issuer.

       (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.

       (f)    United States

       Item 3. Source and Amount of Funds or Other Consideration

       (a) Pursuant to the Agreement and Plan of Reorganization among the Issuer, the Whalen Companies, and the stockholders of the Whalen Companies dated June 11, 1997 (the "Agreement"), the Whalen Companies were merged with and into the Issuer. The stock of the Whalen Companies was converted into a right to receive 1,680,000 shares of Common Stock, 1,231,840 shares of Preferred Stock and other good and valuable consideration. Upon the filing of the Amendment, each share of Preferred Stock was converted into one share of Common Stock.

       (b) Pursuant to the Agreement, the size of the board of directors of the Issuer was increased to five members and Daniel A. Whalen was elected as a director.

       (c) On June 11, 1997, the Reporting Person contributed all of the shares of Common Stock and Preferred Stock then owned by the Reporting Person to the Whalen Family Trust, a revocable trust in which the Reporting Person serves as co-trustee (the "Revocable Trust").

       (d) Pursuant to the Amendment, 1,231,840 shares of Preferred Stock beneficially owned by the Reporting Person were automatically converted into 1,231,840 shares of Common Stock.

       (e) Pursuant to the Stock Split, 727,960 shares of Common Stock were issued to the Revocable Trust and six trusts established for the benefit of the Reporting Person's children (the "Family Trusts"). The Reporting Person is a co-trustee of each of the Family Trusts.

       (f) On December 22, 1997, the Revocable Trust transferred 500,000 shares of Common Stock to the Whalen 1997 Charitable Remainder Unitrust established for estate planning purposes (the "CRT"). The Reporting Person serves as a co-trustee of the CRT.

       (g) Beneficial ownership of 3,003,307 shares of Common Stock is derived from the Reporting Person's position as co-trustee of the Revocable Trust. The Revocable Trust owns 3,003,307 shares of Common Stock.

       (h) Beneficial ownership of 136,488 shares of Common Stock is derived from the Reporting Person's position as co-trustee of the Family Trusts. Each trust owns 22,748 shares of Common Stock.

       (i) Beneficial ownership of 500,000 shares of Common Stock is derived from the Reporting Person's position as co-trustee of the CRT. The CRT owns 500,000 shares of Common Stock.

       Item 4. Purpose of Transaction

       The information set forth in the response to Item 3 above is incorporated herein by reference.

       Item 5. Interest in Securities of the Issuer

       The response to Item 3 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 3,639,795 shares of Common Stock which constitutes approximately 16.3% of the 22,301,912 shares of Common Stock outstanding. The number of shares of Common Stock outstanding is based on the Issuer's Form 10-Q filed on February 10, 1998.

       Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The information set forth in the responses to Items 3 and 4 above is incorporated herein by reference.

       Item 7. Material to be filed as Exhibits

       Not applicable



                  {remainder of page intentionally left blank}

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 1998



                                DANIEL A. WHALEN


                              /s/ Daniel A. Whalen